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SEC FILE NUMBER
8-51895

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/23 (MM/DD/YY) AND ENDING 03/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Prime Executions, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

40 Wall Street,58th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ilina Stamova	(212) 668-8700	istamova@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct N, Suite 201	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

12/21/2010	5376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, Duane Penfold, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Prime Executions, as of 3/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GINGER GILL
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01GI6172952
Qualified in New York County
My Commission Expires 08/20/2027

Notary Public

Signature:

Title:
COO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PRIME EXECUTIONS, INC.
FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PURSUANT TO RULE 17a-5

March 31, 2024

PRIME EXECUTIONS, INC.
TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Prime Executions, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Prime Executions, Inc. (the "Company") as of March 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Prime Executions, Inc. as of March 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Prime Executions, Inc.'s auditor since 2014.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
June 18, 2024

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
20646 Abbey Woods Ct N, Suite 201 | Frankfort, IL 60423

PRIME EXECUTIONS INC.

STATEMENT OF FINANCIAL CONDITION

March 31, 2024

ASSETS		
Current Assets		
Cash and cash equivalents	$	752,534
Receivable from clearing broker		768,889
Commissions receivable		439,835
Other receivables		64,549
Prepaid expenses		47,183
Total current assets		2,072,990
Non-current Assets		
Rent deposit		156,374
Right of Use Asset		3,762,663
Warrants		1,168,629
Furniture and Equipment (less accumulated depreciation of $99,086)		946,899
Other assets		5,786
Total non-current assets		6,040,351
Total assets	$	8,113,341
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	665,402
Operating Lease Liability		4,204,768
Total liabilities		4,870,170
Commitments and Contingencies (Note 4)		
Stockholder's equity		
Common stock - $0.01 par value; 100 shares authorized; 100 shares issued and outstanding		1
Common stock - Class B-Non-Voting, $0.01 par value; 5,000 shares authorized; 5000 shares issued and outstanding		100
Common stock - Class A-Voting, $0.01 par value; 3,000 shares authorized; 3,000 shares issued and outstanding		-
Additional paid-in capital		14,505,956
Retained earnings		(10,880,322)
Treasury Stock		(382,564)
Total stockholder's equity		3,243,171
Total liabilities and stockholder's equity	$	8,113,341

The accompanying notes are an integral part of this financial statement

Note 1 -   Organization and Nature of Business

Prime Executions, Inc. ("The Company") is a Delaware corporation formed for the purpose of conducting business as a broker on the floor of the New York Stock Exchange ("NYSE"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). In 2021 the Company filed a continuing member application and as of February 2023 was approved by FINRA to conduct private placement of securities, and participate in firm commitment underwriting transactions.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) 3 provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. In addition, some of the Company's activities that do not meet the criteria for (k)(2)(ii), referenced above, rely on footnote 74 to SEC Release 34-7007.

The Company is wholly owned by Freedom Holding Corp. Freedom Holding Corp. purchased the stock of the Company on December 29, 2020.

Note 2 -   Summary of Significant Accounting Policies

a)   Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

b)   Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c)   Cash and Cash Equivalents

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d)   Accounts Receivable

The Company follows Accounting Standards Codification ("ASC") 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework.

e)   Income Taxes
The Company is taxed under the provisions of Subchapter C of the Internal Revenue Code. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The tax years 2024, 2023 and 2022 remain open to examination by the major taxing jurisdictions to which the entity is subject.

The Company has a Net Operating Loss Carryforward for tax year end 2024. Management has elected not to record in the financial statement.

f)   Revenue Recognition
The Company follows Financial Accounting Standards Board (FASB) ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Note 2 -   Summary of Significant Accounting Policies (Continued)

f)   Revenue Recognition (Continued)

Broker Dealer Commissions
The Company earns commissions by executing client transactions in stocks, mutual funds, variable annuities and other financial products and services. Commissions revenue is recognized on trade date when the performance obligation is satisfied. Commissions revenue is paid on settlement date, which is generally two business days after trade date for equities securities and corporate bond transactions and one business day for government securities and commodities transactions. The Company records a receivable on the trade date and receives a payment on settlement date.

Rebates
In certain instances, the Company may be entitled to an exchange rebate on a per-share basis for providing liquidity to the overall market. The rebate is paid by the exchange on which the order is executed, which is itemized on a monthly invoice from the exchange, and subsequently remitted to the Company in the month after the execution is completed. The Company records a receivable on its statement of financial condition on a trade date basis.

Underwriting
The Company engages in underwriting activities for various business entities. The Company earns a gross spread on the transactions and recognizes these fees upon the successful closing of an underwriting transaction. Underwriting fees are recognized and payable on the closing date (the date on which the buyer purchases the securities from the seller) for the portion the Company is contracted to earn in accordance with its agreements. The Company believes that the closing date is the appropriate point in time to recognize success fees for underwriting transactions, as there are no significant actions which the Company needs to take subsequent to this date.

Advisory
In 2024 the Company began to offer corporate advisory services to public and private companies, providing guidance on corporate governance, cap table structure and analysis of alternative "go-public" options. In addition, the Company began providing advisor recommendations, governance programs and custom capital markets roadmaps.

Revenue Stream	Total Revenue
Underwriting	$ 5,909,850
Commissions	3,213,373
Other	1,144,201
Rebates	834,011
Advisory Income	6,000
Unrealized loss	(277,628)
Total Revenue	$ 10,829,807

g)   Depreciation
The firm moved into a physical office in June 2022, for the year ended March 31, 2024, the depreciation recorded was $173,566.

h)   Investments
The Company may, from time to time, receive ownership interest of companies as a form of compensation for services rendered. The Company will recognize revenue associated with this interest of these companies as earned under ASC 606. During the year ended March 31, 2024, $1,168,629 was earned as part of underwriting deal closing, which was recorded at market value as of March 31, 2024.

Note 3 -   Profit Sharing Plan

Effective January 1, 1999, the Company adopted Prime Executions, Inc. 401(k) Plan under section 401(k) of the Internal Revenue Code of 1986, as amended. Under the Plan, all employees eligible to participate may elect to contribute up to the lesser of 12% of their salary or the maximum allowed under the Code. All employees who are legal age 21 and completed 1,000 hours of service are eligible. The Company may elect to make contributions to the Plan at the discretion of the Board of Directors. For the year ended March 31, 2024, the Company did not make any contributions to the plan.

Note 4 -   Commitments: Operating Lease

In February 2016, the FASB established Topic 842, Leases, by issuing Accounting Standards Update (ASU) No. 2016-02, which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU No. 2018-10, Codification Improvements to Topic 842, Leases; and ASU No. 2018-11, Targeted Improvements. The standard established a right-of-use model ("ROU") that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement.

During the year ended March 31, 2024, the Company obtained right-of-use assets of $3,762,663 from recording of the lease liability.

Note 4 -   **Commitments**
Operating Lease (Continued)

Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the lease is not readily determinable and accordingly, the Company uses the incremental borrowing rate based on the information available at the commencement date of the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. Weighted-average discount rate was 6%.

During the year ended March 31, 2024, the Company obtained right-of-use assets of $3,762,663 from recording of the lease liability.

The Company has a lease for office space in New York City which expires on July 31, 2032. The lease is secured by a $156,374 deposit held by the landlord, which is included in the other assets on the statement of financial condition.

It is accounted for as an operating lease. Maturities of lease liabilities under noncancellable operating leases as of March 31, 2024 are as follows:

Year ending March 31, 2024		Total
2025	$	573,371
2026		625,496
2027		625,496
2028		656,008
Thereafter		2,908,811
	$	5,389,182
Less effects of discounting		(1,184,413)
Lease liabilities recognized	$	4,204,769

Pursuant to FASB standard 842, regarding leases, which took effect as of the first day of the fiscal year after December 15, 2018, the Company has reflected right-of-use assets in the amount of approximately $3,762,663, and lease liabilities in the amount of approximately $4,204,769. There is no material impact to the Company's net capital, as the right-of-use asset is allowable to the extent of an offsetting lease lability.

Note 5 -   **Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 6 -   **Customer Concentration**
For the year ended March 31, 2024, approximately 43% of the Company's revenue was from three customers.

As of March 31, 2024 there were no accounts receivable from those customers.

Note 7 -   **Clearing Agreement**

In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. The Company is required to maintain a $100,000 deposit with the Clearing Broker Dealer. Termination fees will be imposed if the Company terminates this agreement without cause or under other circumstances.

On July 11, 2022, the Company signed a clearing agreement with a second clearing broker. Per this agreement, the Company was required to maintain a minimum of $200,000 clearing deposit and is subject to a monthly minimum fee of $7,500.

Note 8 -   **Stock -Based Compensation**
The Parent of the Company established an award plan which permits granting of stock units to directors, officers and employees of the Company. The Company accounts for stock based compensation in accordance with ASC 718 *Compensation - Stock Compensation.* The awarded shares are valued at fair market value of the Parent's common stock on the day of the grant. The assumptions used in calculating the fair value of stock-based awards represents management's best estimates and involves inherent uncertainties in the application of management's judgement. The granted shares vest upon achievement of service as defined in the award agreement. The shares vest annually, beginning in January 2025, and for the next 4 years, with a service period beginning in February 1, 2024. The Company records stock-based compensation expense on a straight-line basis in its statement of operations. Forfeitures are recorded as they occur. The compensation recorded as of March 31, 2024 was $1,448,727.

Note 9 -   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2024, the Company had Net Capital of $632,912 which was $532,912 in excess of its required net capital of $100,000. The Company's net capital to aggregate indebtedness ratio was 174.99%.

Note 10 -   **Subsequent Events**

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statement. The evaluation was performed through the report date, the date the financial statement was issued. On April 3, 2024 the Company received a capital contribution from the Parent in the amount of 4,000,000.

Note 11 -   **Contingencies**

The Company was involved in various claims and lawsuits, arising in the normal course of business. Management believes that any financial responsibilities that may be incurred in the ultimate resolution of theses matters will not have a material adverse effect on the Company's financial position or results of operations.